SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2017

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

CAAS Av. Presidente Vargas, 409 – 11º and. 22210-030 Rio de Janeiro - RJ Phone #: (21) 2514-5641

EXCERPT OF THE MINUTES OF THE SEVEN HUNDRED AND NINETY-FIRST MEETING OF THE BOARD OF DIRECTORS OF CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

NIRE (Corporate Registration Identification Number) no. 53300000859/CNPJ (Brazilian Registration of Legal Entities) no. 00001180/0001-26

For the due purposes, I hereby certify that, on December 15, 2017, at 9 a.m., the Eletrobras’ Board of Directors met at the Company’s Head Office, at Avenida Presidente Vargas, 409, Centro, Rio de Janeiro – RJ. The meeting was chaired by Mr. JOSÉ GUIMARÃES MONFORTE, CHAIRMAN, and Directors Mr. WILSON FERREIRA JR., Mr. JOSÉ PAIS RANGEL, Mr. EDVALDO LUÍS RISSO, Mr. CARLOS EDUARDO RODRIGUES PEREIRA, Mr. VICENTE FALCONI CAMPOS and Mr. ARIOSTO ANTUNES CULAU were present. Director Mr. ESTEVES PEDRO COLNAGO JUNIOR was absent for good cause shown. Deliberation: Approval of the 2018-2022 Master Plan of Business and Management (PDNG) of Eletrobras Companies. RES-802, dated December 11, 2017. The Board of Directors of Centrais Elétricas Brasileiras S.A. – Eletrobras, exercising the powers conferred upon it, confirming the decision of the Board of Executive Officers, substantiated by the documents below, RESOLVED: ➢ Report to the Board of Executive Officers no. PR-463, dated December 11, 2017; ➢ Executive Summary no. SE PRE-006, dated December 11, 2017; 1. to approve the Master Plan of Business and Management of Eletrobras Companies – PDNG – 2018-2022, and the 2018-2022 Master Plan of Eletrobras Holding, the operationalization of which shall happen under the following conditions, with strategic and periodic follow-up by the Board of Directors: a) the coordination of the plan’s performance shall be in charge of PRE – Strategy, Business Management and Sustainability Superintendent’s Office – Eletrobras; b)        for the performance of the plan’s efforts, a leader shall be appointed for each project under the 2018-2022 PDNG; c) the leader of each project shall restate the Project Opening Instrument (TAP), based on the initial version included in such plan and according to the standard adopted by Eletrobras, over the maximum term of 30 days, as of the date of approval of the Resolution concerning this Report; 2. to approve the agreement on the Corporate Performance Targets Contract (CMDE) for strategic indicators, as attached, considering the review of the targets for years 2018 to 2021, and the inclusion of targets for year 2022, based on the individual targets of each company under the 2018-2022 PDNG; 3. to approve some strategic indicators under the framework of 2018-2022 PDNG and establishing a contract concerning targets of business performance for CEPEL and for Eletropar over the 2018-2022 period; 4. to approve the set of indicators o of the Annual Variable Compensation Program of Managers connected to the Eletrobras Companies Profit and/or Income Sharing. 5. to order that the Business Strategy are – PREE – jointly with the Communication and Institutional Relations area – PRCC arrange the publication of documents in the appropriate channels; 6. to order that the Strategy, Business Management and Sustainability area – PRE, jointly with all other areas involved in the performance of this plan, adopt the measures necessary for the accomplishment of this Deliberation. Without further issues to consider, the Chairman ordered that this certificate was issued, and, after read and approved, it was signed by me, Mr. BRUNO KLAPPER LOPES, the Board’s Governance Secretary, who executed it.

Rio de Janeiro, December 21, 2017

BRUNO KLAPPER LOPES
Board’s Governance Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 27, 2017
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.